Prospectus Supplement No. 13 (to Prospectus dated March 25, 2014)	Filed Pursuant to 424(b)(3) Registration No. 333-194512

4,000,000 Shares

Common Stock

This prospectus supplement updates and should be read in conjunction with the prospectus dated March 25, 2014 (the “Prospectus”) relating to the resale or other disposition, from time to time, by the selling stockholders identified in the Prospectus under the caption “Selling Stockholders,” of up to 4,000,000 shares of our common stock, par value $0.001 per share. We are not selling any shares of our common stock under the Prospectus and will not receive any proceeds from the sale or other disposition of shares by the selling stockholders. The selling stockholders will bear all commissions and discounts, if any, attributable to the sale or other disposition of the shares. We will bear all costs, expenses and fees in connection with the registration of the shares. To the extent that there is any conflict between the information contained herein and the information contained in the Prospectus, the information contained herein supersedes and replaces such information.

Current Report

This prospectus supplement incorporates into our Prospectus the information contained in our attached current report on Form 8-K that we filed with the Securities and Exchange Commission on December 5, 2014 (the “Form 8-K”). The Form 8-K, as filed is set forth below.

The information contained in this Prospectus Supplement No. 13 supplements and supersedes, in relevant part, the information contained in the Prospectus, as amended and supplemented to date. This Prospectus Supplement No. 13 is incorporated by reference into, and should be read in conjunction with, the Prospectus, as amended and supplemented to date, and is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, as amended and supplemented to date.

The Prospectus, together with Prospectus Supplement Nos. 1, 2, 3, 4, 5, 6, 7, 8, 9, 10, 11, 12 and this Prospectus Supplement No. 13, constitutes the prospectus required to be delivered by Section 5(b) of the Securities Act of 1933, as amended, with respect to offers and sales of the securities as set forth in the Prospectus, as amended and supplemented. All references in the Prospectus to “this prospectus” are amended to read “this prospectus (as supplemented and amended to date).”

Our common stock trades on The NASDAQ Capital Market under the symbol “RGDO.” The last reported sale price of our common stock on December 4, 2014 was $0.93 per share. You are urged to obtain current market quotations for the common stock.

We are an “emerging growth company” under the federal securities laws and will be subject to reduced public company reporting requirements. Investing in our common stock is highly speculative and involves a significant degree of risk. See “Risk Factors” beginning on page 5 of the Prospectus and the Risk Factors identified in our Quarterly Report for the three months ending September 30, 2014 for a discussion of information that should be considered before making a decision to purchase our common stock.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is December 5, 2014.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 3, 2014

REGADO BIOSCIENCES, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-35953	03-0422069
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

106 Allen Road, 4th Floor, Basking Ridge, New Jersey	07920
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code (908) 580-2100

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers

On December 3, 2014, Regado Biosciences, Inc. (the “Company”) and Michael A. Metzger entered into an Amended and Restated Employment Agreement (the “Employment Agreement”), effective as of October 9, 2014, the date of Mr. Metzger’s appointment as Chief Executive Officer (the “Effective Date”).

Pursuant to the terms of the Employment Agreement, Mr. Metzger will be entitled to: (i) an annual base salary of $450,000, (ii) a target annual bonus equal to fifty percent (50%) of base salary subject to achievement of certain performance objectives, but, if certain corporate objectives specified in the Employment Agreement are achieved in 2014 or 2015, his annual bonus for the year in which those objectives are achieved will be one hundred percent (100%) of his annual base salary, (iii) reimbursement of reasonable expenses for travel between his place of residence in New York and the Company’s office in Basking Ridge, New Jersey and for lodging in the Basking Ridge area, of up to $25,000 per year, and (iv) in the event the Company terminates Mr. Metzger’s employment “without cause,” or Mr. Metzger resigns “for good reason”, payments equal to the sum of twelve months of base salary and the target annual bonus, payment of his unpaid annual bonus for the calendar year prior to his termination under certain conditions, payment of the Company’s portion of COBRA premiums to continue health insurance benefits for twelve months, and the post-termination exercise period of stock options held by Mr. Metzger will be extended to twelve months following the date of his last day of employment with the Company. Additionally, following formal approval by the compensation committee, Mr. Metzger will receive an option grant (the “CEO Grant”) exercisable for a number of shares representing two percent (2%) of the Company’s common stock outstanding as of the Effective Date, calculated on a fully-diluted basis, with twenty-five percent (25%) of the shares underlying the option vesting on the date of the grant, and the remainder vesting in thirty-six equal monthly installments thereafter, subject to Mr. Metzger’s continued employment with the Company. Upon a change in control, or certain other material corporate transactions, the lesser of: (a) fifty percent (50%) of the shares subject to the CEO Grant and Mr. Metzger’s prior equity grants; or (b) the number of shares subject to the CEO Grant and Mr. Metzger’s prior equity grants that are unvested at the time of the change in control or other material corporate transaction, shall vest and become immediately exercisable. In addition, in the event that the Company terminates Mr. Metzger “without cause” or Mr. Metzger resigns “for good reason” within three months prior to, or within twelve months following, a change in control, or certain other material corporate transactions, all stock options and other awards that Mr. Metzger may have shall vest and become immediately exercisable.

The foregoing summary of the Employment Agreement is qualified in its entirety by reference to the full text of the Employment Agreement, which is attached hereto as Exhibit 10.1 and incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description

10.1	Amended and Restated Employment Agreement by and between Regado Biosciences, Inc. and Michael A. Metzger, dated December 3, 2014.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

REGADO BIOSCIENCES, INC.

By:	/s/ R. Don Elsey
Name:	R. Don Elsey
Title:	Senior Vice President, Finance and Chief Financial Officer

Date: December 5, 2014

INDEX OF EXHIBITS

Exhibit No.	Description

10.1	Amended and Restated Employment Agreement by and between Regado Biosciences, Inc. and Michael A. Metzger, dated December 3, 2014.

Exhibit 10.1

AMENDED AND RESTATED EMPLOYMENT AGREEMENT

This AMENDED AND RESTATED EMPLOYMENT AGREEMENT (this “Agreement”), dated as of December 3, 2014 and effective October 9, 2014 (the “Effective Date”), is by and between REGADO BIOSCIENCES, INC., a Delaware corporation (the “Company”) and MICHAEL A. METZGER (the “Executive”).

W I T N E S S E T H:

WHEREAS, the Executive has been employed by the Company as its President and Chief Operating Officer pursuant to the terms of an Employment Agreement dated December 5, 2013 (the “Prior Employment Agreement”);

WHEREAS, the Company desires to continue to employ the Executive as its President and Chief Executive Officer and the Executive desires to accept such employment, on the terms and conditions set forth in this Agreement; and

WHEREAS, the Company and the Executive have mutually agreed that, as of the Effective Date, this Agreement shall amend, restate and replace the Prior Employment Agreement.

NOW, THEREFORE, in consideration of the promises and the mutual covenants and agreements contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE 1

EMPLOYMENT; TERMINATION OF PRIOR AGREEMENT; TERM OF AGREEMENT

Section 1.1 Employment and Acceptance. During the Term (as defined in Section 1.3), the Company shall continue to employ the Executive, and the Executive shall accept such continued employment and serve the Company, in each case, subject to the terms and conditions of this Agreement.

Section 1.2 Termination of Prior Employment Agreement. Effective as of 11:59 p.m. on the day immediately prior to the Effective Date, the Prior Employment Agreement shall automatically terminate and be of no further force and effect; provided that, except as otherwise specifically provided herein, such termination of the Prior Employment Agreement shall not alter or supersede the Executive’s right to any accrued and unpaid salary and benefits.

Section 1.3 Term. The continued employment relationship hereunder shall be for the period (such period of the continued employment relationship shall be referred to herein as the “Term”) commencing on the Effective Date and ending upon the termination of the Executive’s employment hereunder by either party hereto pursuant to the terms of Section 4.1, Section 4.2 or Section 4.3. In the event that the Executive’s employment with the Company hereunder terminates, the Company’s obligation to continue to pay, after the Termination Date (as defined in Section 4.2(b)), Base Salary (as defined in Section 3.1(a)), Annual Bonus (as defined in Section 3.1(b)) and other unaccrued benefits shall terminate, except as may be provided for in ARTICLE 4.

ARTICLE 2

TITLE; DUTIES AND OBLIGATIONS; LOCATION

Section 2.1 Title. The Company shall continue to employ the Executive to render exclusive and full-time services to the Company. The Executive shall serve in the capacity of President and Chief Executive Officer.

Section 2.2 Duties. Subject to the direction and authority of the Board of Directors of the Company (the “Board”), the Executive shall have direct responsibility for the day-to-day operations of the Company. The Executive shall report to, and be subject to, the lawful direction of the Board. The Executive agrees to perform to the best of his ability, experience and talent those acts and duties, consistent with the position of President and Chief Executive Officer, as the Board shall from time to time direct. During the Term, the Executive also shall serve as a member of the Board and in such other executive-level positions or capacities as may, from time to time, be reasonably requested by the Board, including, without limitation (subject to election, appointment, re-election or re-appointment, as applicable) as (a) a member of the board of directors or similar governing body of any of the Company’s subsidiaries or other Affiliates (as defined below), (b) an officer of any of the Company’s subsidiaries or other Affiliates, and/or (c) a member of any committee of the Company and/or any of its subsidiaries or other Affiliates, in each case, for no additional compensation. As used in this Agreement, “Affiliate” of any individual or entity means any other individual or entity that directly or individual controls, is controlled by, or is under common control with, the individual or entity.

Section 2.3 Compliance with Policies, etc. During the Term, the Executive shall be bound by, and comply fully with, all of the Company’s policies and procedures for directors, employees and officers in place from time to time, including, but not limited to, all terms and conditions set forth in the Company’s employee handbook, compliance manual, codes of conduct and any other memoranda and communications applicable to the Executive pertaining to the policies, procedures, rules and regulations, as currently in effect and as may be amended from time to time. These policies and procedures include, among other things and without limitation, the Executive’s obligations to comply with the Company’s rules regarding confidential and proprietary information and trade secrets.

Section 2.4 Time Commitment. During the Term, the Executive shall use his best efforts to promote the interests of the Company (including its subsidiaries and other Affiliates) and shall devote all of his business time, ability and attention to the performance of his duties for the Company and shall not, directly or indirectly, render any services to any other person or organization, whether for compensation or otherwise, except with the Board’s prior written consent, provided that the foregoing shall not prevent the Executive from (i) participating in charitable, civic, educational, professional, community or industry affairs, (ii) managing the Executive’s passive personal investments, or (iii) subject to the prior written approval of the Board (which approval shall not be unreasonably withheld), (A) serving on the board of directors (or similar governing body) of not more than one (1) other corporation (or other business entity) that is not a competitor of the Company, its subsidiaries or any of its other Affiliates (as reasonably determined by the Board) from the Effective Date through December 5, 2014 and (B) serving, after December 5, 2014, on the board of directors (or similar governing body) of not more than two (2) other corporations (or other business entity) that are not competitors of the Company, its subsidiaries or any of its other Affiliates (as reasonably determined by the Board), as long as, in each case, such activities individually or in the aggregate do not materially interfere or conflict with the Executive’s duties hereunder or create a potential business or fiduciary conflict (in each case, as reasonably determined by the Board).

Section 2.5 Location. The Executive’s principal place of business for the performance of his duties under this Agreement shall be at the principal executive office of the Company (currently located in Basking Ridge, New Jersey). Notwithstanding, the foregoing, the Executive shall be required to travel as necessary to perform his duties hereunder.

ARTICLE 3

COMPENSATION AND BENEFITS; EXPENSES

Section 3.1 Compensation and Benefits. For all services rendered by the Executive in any capacity during the Term (including, without limitation, serving as an officer, director or member of any committee of the Company or any of its subsidiaries or other Affiliates), the Executive shall be compensated as follows (subject, in each case, to the provisions of ARTICLE 4 below):

(a) Base Salary. During the Term, the Company shall pay the Executive a base salary (the “Base Salary”) at the annualized rate of $450,000, which shall be subject to customary withholdings and authorized deductions and be payable in equal installments in accordance with the Company’s customary payroll practices in place from time to time. The Executive’s Base salary shall be subject to periodic adjustments as the Board and/or the Compensation Committee of the Board (the “Compensation Committee”) shall in its/their discretion deem appropriate; provided that the Company shall not decrease the Executive’s Base Salary except in the instance of an across-the-board decrease in base salary applicable to all executives of the Company in substantially the same proportion and such decrease shall not exceed 20% of Executive’s Base Salary which decreased Base Salary shall be increased by the same proportion of the subsequent increases in salary of any executive subject to the across-the-board decrease (other than an increase that is attributable to such employee’s significant change in title and significant increase in responsibilities). As used in this Agreement, the term “Base Salary” shall refer to Base Salary as may be adjusted from time to time.

(b) Bonuses.

(i) Annual Bonus. For each calendar year ending during the Term (beginning with the calendar year ending December 31, 2014), the Executive shall be eligible to receive an annual bonus (the “Annual Bonus”) with a target amount equal to fifty percent (50%) of the Base Salary earned by the Executive for such calendar year (the “Target Annual Bonus”). Notwithstanding the immediately foregoing sentence, for the calendar year ending December 31, 2014, the Executive’s Target Annual Bonus shall be $225,000. The actual amount of each Annual Bonus will be based upon the level of achievement of the Company’s corporate objectives as established by the Board or the Compensation Committee (taking into account the input of the Executive with respect to the establishment of the corporate objectives) and the Executive’s individual objectives as established by the Board or the Compensation Committee (taking into account the input of the Executive with respect to the establishment of the Executive’s individual objectives) for the calendar year with respect to which such Annual Bonus relates. The determination of the level of achievement of the corporate objectives for a year shall be made by the Board or the Compensation Committee (taking into account the input of the Executive with respect to the level of achievement of the corporate objectives) and the Executive’s individual performance objectives for a year shall be made by the Board or the Compensation Committee (taking into account the input of the Executive with respect to the level of achievement of the Executive’s individual objectives), in each case, in the Board’s or the Compensation Committee’s reasonable discretion. Each Annual Bonus for a calendar year, to the extent earned, will be paid in a lump sum no later than the 73rd day of the calendar year following the calendar year to which the Annual Bonus relates. The Annual Bonus shall not be deemed earned until the date that it is paid. Accordingly, except as otherwise provided herein, in order for the Executive to receive an Annual Bonus, the Executive must be actively employed by the Company at the time of such payment.

(ii) Performance Event Bonus. For calendar year 2014 and 2015 only, in the event of achievement of a Performance Event (as defined below), the Executive will receive a lump sum cash bonus (the “Performance Event Bonus”) for the calendar year during which the Performance Event occurs equivalent to 100% of Base Salary at the time of the Performance Event (which shall be in lieu of the Target Annual Bonus amount for 2014 or 2015, as applicable), payable on the second payroll date following the consummation of the Transformative Transaction (as defined below), but no later than the 73rd day of the following calendar year, unless otherwise provided in Section 4.1 or Section 4.3, subject to the Executive’s continued active employment with the Company at the time of such payment. As used in this Agreement, “Performance Event” means, the consummation of a Transformative Transaction (as defined below); provided that such Transformative Transaction was approved by the Board at any time on or before September 30, 2015, or a later date as may be mutually agreed upon by the Company and the Executive (irrespective of the date following such Board approval that the Transformative Transaction is actually consummated). For the avoidance of doubt, the Executive shall only be eligible to receive one Performance Event Bonus (i.e., in no event is the Executive eligible to receive a Performance Event Bonus for both 2014 and 2015). If the Executive does not become entitled to the Performance Event Bonus for 2014 or 2015, then he shall remain eligible for the regular Annual Bonus for 2014 and 2015, as applicable, in accordance with the terms provided herein. In the event that at the time the 2014 or 2015 Annual Bonus is to be paid to the Executive, the Board has approved a Transformative Transaction, but such Transformative Transaction has not yet been consummated, the Executive shall receive his 2014 or 2015 Annual Bonus on the customary Annual Bonus payment date and will receive an amount equal to the difference between the Performance Event Bonus and the 2014 or 2015 Annual Bonus, as applicable, in accordance with the terms described above. For purposes of this Agreement, “Transformative Transaction” means (A) a Change in Control, (B) a change in the ownership or exclusive out-license of assets of the Company in a transaction or series of related transactions (either directly or indirectly, by merger, consolidation or otherwise) in which the assets transferred or exclusively licensed have a total value (measured on either a qualitative or quantitative basis) of at least 80 percent of the net value (measured on either a qualitative or quantitative basis) of the assets of the Company as of December 31, 2014, which is expected to be approximately $45 million, or (C) the acquisition or exclusive in-bound license by the Company of assets from a third party (the “Acquired Assets”) in a transaction or series of related transactions (either directly or indirectly, by merger, consolidation or otherwise) following which the Acquired Assets have a total value (measured on either a qualitative or quantitative basis) of at least 80 percent of the net value (measured on either a qualitative or quantitative basis) of the assets of the Company as of December 31, 2014. There is no Transformative Transaction under clause (B) or (C) above when the transfer or license transaction is to or from an entity that is 100 percent controlled by the shareholders of the Company either immediately after the transfer (in the case of clause (B)) or immediately prior to the transfer (in the case of clause (C)). For the avoidance of doubt, in the event of a Transformative Transaction, the Company and the Executive shall work together in good faith to ensure that the provisions of this Section 3.1(b)(ii) are applied in a manner that is fair to both the Executive and the Company.

(c) Equity Compensation.

(i) Prior Grants. Subject to the terms of the Company’s 2013 Equity Compensation Plan (as amended) (the “2013 Plan”), the Executive was granted options to purchase 434,008 shares of the Company’s common stock pursuant to the terms of a stock option agreement between the parties hereto entered into as of December 16, 2013 (the “December 2013 Grant” and the “December 2013 Grant Agreement”) and to purchase 124,002 shares of the Company’s common stock pursuant to the terms of a stock option agreement between the parties hereto entered into as of January 1, 2014 (the “January 2014 Grant” and the “January 2014 Grant Agreement”, collectively with the December 2013 Grant, the “Prior Grants” and collectively the two grant agreements, the “Prior Grant Agreements”). Except as specifically provided herein, the provisions of the Prior Grant Agreements and the Executive’s rights with respect to the Prior Grants shall continue; provided, however, that the provisions of the January 2014 Grant Agreement providing for vesting of equity in the event of a Performance Event (as defined therein) shall instead provide for vesting of equity upon a Performance Event as defined in Section 3.1(b)(ii) hereof.

(ii) CEO Grant. Subject to formal approval by the Compensation Committee of the Board, at the next meeting of the Compensation Committee held on or following the Effective Date, the Executive will be granted options (the “CEO Option Grant”) to purchase (at a per share exercise price equal to fair market value per share of the Company’s common stock as of the date of grant in accordance with the terms of the 2013 Plan a number of shares of the Company’s common stock equivalent to 2% of the Company’s common stock as of the Effective Date, calculated on a fully-diluted basis (including unallocated shares reserved pursuant to the 2013 Plan, as well as all shares subject to, or otherwise underlying, outstanding preferred stock, warrants, options and other equity incentive awards that have been issued and are outstanding) (“Fully Diluted Basis”). The CEO Option Grant shall be subject to the terms and conditions established within the 2013 Plan (as may be amended from time to time) and the separate stock option agreement between the Company and the Executive (the “CEO Stock Option Agreement”). The CEO Stock Option Agreement will provide that, among other things: (A) 25% of the total number of shares subject to the CEO Option Grant shall be fully vested on the grant date (the “Initial Vesting Date”), and (B) the remaining shares shall vest ratably in equal monthly installments over the following three (3) year period, commencing with the one (1) month anniversary of the Effective Date and continuing on the same day of each calendar month thereafter through and including the thirty-six (36) month anniversary of the Effective Date, in each case, subject to the Executive’s continued employment with the Company on the applicable vesting date and Section 4.7 hereof, (C) the provisions of Section 4.1(d)(ii)(E) shall apply, and (D) the Executive’s right to pay the exercise price of the options and any required withholding cashlessly or by electing to reduce the number of shares to be receive upon exercise of the options.

(iii) The Executive also shall be eligible to receive from time to time additional Stock Options, Stock Units, Performance Shares, Performance Units, Incentive Bonus Awards, Other Cash-Based Awards and/or Other Stock-Based Awards (as such capitalized terms are defined in the 2013 Plan or any successor equity compensation plan as may be in place from time to time), in amounts, if any, to be approved by the Board or the Compensation Committee in its discretion.

(d) Benefit Plans. The Executive shall be entitled to participate in all employee benefit plans and programs (excluding severance plans (if any)) generally made available by the Company to senior executives of the Company (which plans and programs currently include, inter alia, group family health and dental insurance, group life and disability insurance and 401(k) plan), to the extent permissible under the general terms and provisions of such plans or programs and in accordance with the provisions thereof. The Company may amend, modify or rescind any employee benefit plan or program and/or change employee contribution amounts to benefit costs without notice in its discretion,

(e) Paid Vacation. The Executive shall be entitled to paid vacation days in accordance with the Company’s vacation policies in effect from time to time for its executive team; provided, however, that the Executive shall be entitled to no less than twenty (20) paid vacation days per calendar year during the Term.

Section 3.2 Expense Reimbursement. The Company shall reimburse the Executive during the Term, in accordance with the Company’s expense reimbursement policies in place from time, for all reasonable out-of-pocket business expenses incurred by the Executive in the performance of his duties hereunder. Further, but without duplication, the Company will reimburse the Executive for (a) the reasonable expenses the Executive incurs for travel between his home in Chappaqua, New York and the Company’s office in Basking Ridge, New Jersey and (b) the reasonable expenses the Executive incurs in connection with his lodging in the Basking Ridge, New Jersey area (but, in each case, specifically excluding any personal travel or lodging expenses incurred that are unrelated to his services to the Company); provided, however, in no event shall the reimbursement amount for such travel and lodging expenses exceed $25,000 per year. In order to receive any such reimbursements, the Executive shall furnish to the Company documentary evidence of each such expense in the form required to comply with the Company’s policies in place from time to time.

ARTICLE 4

TERMINATION OF EMPLOYMENT

Section 4.1 Termination Without Cause or for Good Reason.

(a) The Company may terminate the Executive’s employment hereunder at any time without Cause (other than by reason of death or Disability) upon written notice to the Executive. The Executive may terminate his employment hereunder at any time for Good Reason upon written notice to the Company.

(b) As used in this Agreement, “Cause” means: (i) a material and willful act, or act of fraud, committed by the Executive that is intended to result in the Executive’s personal enrichment to the detriment or at the expense of the Company or any of its Affiliates; (ii) the Executive is convicted of a felony; (iii) gross negligence or willful misconduct by the Executive, or material and willful failure by the Executive to perform the duties or obligations reasonably assigned to the Executive by the Board from time to time, which is not cured upon thirty (30) days prior written notice (unless such negligence, misconduct or failure is not susceptible to cure, as determined in the reasonable discretion of the Board); or (iv) the Executive materially violates the Covenants Agreement (as defined in Section 5.1 below).

(c) As used in this Agreement, “Good Reason” means the occurrence of any of the following events: (1) a material breach by the Company of the terms of this Agreement; (2) a reduction in the Executive’s Base Salary by more than 5%, except in the event that the Executive’s Base Salary is reduced by up to 20% in connection with an across-the–board decrease in base salary applicable to all executives of the Company in substantially the same proportion provided such decreased Base Salary is increased by the same proportion of the subsequent increases in salary of any executive subject to the across-the-board decrease (other than an increase that is attributable to such employee’s significant change in title and significant increase in responsibilities); (3) a material diminution in the Executive’s title of President and Chief Executive Officer; (4) a requirement that the Executive report to anyone other than the Board; (5) a relocation by the Company of the Executive’s principal place of business for the performance of his duties under this Agreement to a location that is anywhere outside of a 50 mile radius of Basking Ridge, New Jersey or anywhere outside of a 50 mile radius of the Executive’s current permanent residence in Chappaqua, New York; (6) a material diminution in the Executive’s authority, duties or responsibilities or the failure to appoint the Executive to the Board or the Executive ceasing to be a member of the Board involuntarily; or (7) the Executive ceases to be the most senior executive officer of the controlled group which includes the Company; provided, however, that the Executive must notify the Company within ninety (90) days of the occurrence of any of the foregoing conditions that he considers it to be a “Good Reason” condition and provide the Company with at least thirty (30) days in which to cure the condition. If the Executive fails to provide this notice and cure period prior to his resignation, or resigns more than six (6) months after the initial existence of the condition, his resignation will not be deemed to be for “Good Reason.”

(d) If the Executive’s employment terminates pursuant to Section 4.1(a), the Executive shall, in full discharge of all of the Company’s obligations to the Executive, be entitled to receive, and the Company’s sole obligation to the Executive under this Agreement or otherwise shall be to pay or provide to the Executive, the following:

(i) the Accrued Obligations (as defined in Section 4.2(b)); and

(ii) payments and benefits (collectively, the “Severance Benefits”) subject to Section 4.4 and Section 4.5:

(A) payments equal to the sum of twelve (12) months of the Executive’s Base Salary (at the rate in effect immediately prior to the Termination Date; provided that if there was a reduction in Base Salary in violation of Section 3.1(a), at the rate in effect immediately prior to such reduction) and the Executive’s Target Bonus for the calendar year in which the Termination Date occurs (in each case, less applicable withholdings and authorized deductions), to be paid semi-monthly in accordance with the Company’s customary payroll practices beginning on the first payroll date no earlier than one week following the effective date of the Release Agreement (namely, the date it can no longer be revoked) (the “Severance Payments”); provided, however, that any Severance Payments otherwise scheduled to be made prior to the effective date of the Release Agreement shall accrue and be paid in the first payroll date that follows such effective date with subsequent payments occurring on each subsequent Company payroll date; and

(B) if the Executive then participates in the Company’s medical and/or dental plans and the Executive timely elects to continue and maintain group health plan coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”), the Company will pay monthly, on the Executive’s behalf, a portion of the cost of such coverage for the twelve (12) months after the Termination Date, which payments will be equal to the amount of the monthly premium for such coverage, less the amount that the Executive would have been required to pay if the Executive had remained an active employee of the Company (the “COBRA Assistance”); provided, however, that if and to the extent that the Company may not provide such COBRA Assistance without incurring tax penalties or violating any requirement of the law, the Company shall use its commercially reasonable best efforts to provide substantially similar assistance in an alternative manner provided that the cost of doing so does not exceed the cost that the Company would have incurred had the COBRA Assistance been provided in the manner described above or cause a violation of Section 409A (as defined in Section 5.17);

(C) in the event that the Executive’s employment is terminated after December 31 of any calendar year, but prior to the Annual Bonus payment date for such calendar year, the Executive shall receive: (i) the amount of the Annual Bonus as determined by the Board in good faith for the calendar year immediately prior to the year in which the Executive’s termination occurs if the Company has not determined the amount of the Executive’s Annual Bonus as of the date of the Executive’s termination; or (ii) the amount of the Annual Bonus as already determined by the Board in good faith for the calendar year immediately prior to the year in which the Executive’s termination occurs if the Company has already determined the amount of the Executive’s Annual Bonus as of the date of the Executive’s termination, payable in either case as a lump sum at the same time annual bonuses are paid to the Company’s executives generally, but no later than the 73rd day of the calendar year immediately following the calendar year to which the Annual Bonus relates;

(D) in the event that the Executive’s employment is terminated (i) after the first Performance Event, but before receiving payment for the Performance Event Bonus; or (ii) after the Board has approved the first Transformative Transaction that qualifies as a Performance Event following the date hereof, but before the Company’s consummation of such Transformative Transaction, the Executive shall receive the Performance Event Bonus, less any Annual Bonus payment received for the year in which such Transformative Transaction is consummated, payable as a lump sum within 60 days following the consummation of the Transformative Transaction, but no later than the 73rd day of the calendar year immediately following the calendar year in which such Transformative Transaction is consummated; and

(E) the time period that the Executive may have to exercise all stock options and other awards that the Executive may have under the 2013 Plan (including the CEO Option Grant and the Prior Grants) and successor equity compensation plans as may be in place from time to time shall be extended for a period equal to the shorter of (i) twelve (12) months, or (ii) the remaining term of the award.

(e) Notwithstanding anything to the contrary herein, if the Executive’s employment terminates pursuant to Section 4.1(a), within three (3) months immediately following the consummation of a Performance Event or Change in Control, then the payments described in Section 4.1(d)(ii)(A) shall be paid in a lump sum on the Company’s first ordinary payroll date no earlier than one week following the effective date of the Release Agreement (namely, the date it can no longer be revoked); provided that this Section 4.1(e) shall not be applicable if the Performance Event or Change in Control fails to constitute a change in control event as defined in Section 1.409A-3(i)(5)(i).

Section 4.2 Termination for Cause; Voluntary Termination without Good Reason.

(a) The Company may terminate the Executive’s employment hereunder at any time for Cause upon written notice to the Executive. The Executive may voluntarily terminate his employment hereunder at any time for any reason or no reason upon thirty (30) days prior written notice to the Company; provided, however, the Company reserves the right, upon written notice to the Executive, to accept the Executive’s notice of resignation and to accelerate such notice and make the Executive’s resignation effective immediately, or on such other date prior to Executive’s intended last day of work as the Company deems appropriate. It is understood and agreed that the Company’s election to accelerate Executive’s notice of resignation shall not be deemed a termination by the Company without Cause for purposes of Section 4.1 of this Agreement or otherwise, constitute Good Reason for purposes of Section 4.1 of this Agreement or otherwise.

(b) If the Executive’s employment is terminated pursuant to Section 4.2(a), the Executive shall, in full discharge of all of the Company’s obligations to the Executive, be entitled to receive, and the Company’s sole obligation under this Agreement or otherwise shall be to pay or provide to the Executive, the following (collectively, the “Accrued Obligations”);

(i) the Executive’s earned, but unpaid, Base Salary through the final date of the Executive’s employment by the Company (the “Termination Date”), payable in accordance with the Company’s standard payroll practices;

(ii) the Executive’s accrued, but unused, vacation (in accordance with the Company’s policies);

(iii) expenses reimbursable under Section 3.2 above incurred on or prior to the Termination Date but not yet reimbursed; and

(iv) any amounts or benefits that are vested amounts or vested benefits or that the Executive is otherwise entitled to receive under any award, plan, program, policy or practice (with the exception of those, if any, relating to severance) on the Termination Date, in accordance with such plan, program, policy, or practice.

Section 4.3 Termination Resulting from Death or Disability.

(a) As the result of any Disability suffered by the Executive, the Company may, upon five (5) days prior notice to the Executive, terminate the Executive’s employment under this Agreement. The Executive’s employment shall automatically terminate upon his death.

(b) “Disability” means a determination by the Company in accordance with applicable law that as a result of a physical or mental injury or illness, the Executive has been unable to perform the essential functions of his job with or without reasonable accommodation for a period of (i) ninety (90) consecutive days; or (ii) one hundred twenty (120) days during any twelve (12) month period.

(c) If the Executive’s employment is terminated pursuant to Section 4.3(a), the Executive or the Executive’s estate, as the case may be, shall be entitled to receive, and the Company’s sole obligation under this Agreement or otherwise shall be to pay or provide to the Executive or the Executive’s estate, as the case may be, the following:

(i) the Accrued Obligations (as defined in Section 4.2(b)); and

(ii) payments and benefits, subject to Section 4.4 and Section 4.5:

(A) the payments described in Section 4.1(d)(ii)(C) and Section 4.1(d)(ii)(D), if eligible, payable in accordance with the terms thereof; and

(B) in the event that the Executive dies or Executive’s employment is terminated pursuant to Section 4.3(a), the Executive shall receive a pro-rata portion of the Executive’s Target Bonus for the calendar year in which the Executive’s termination occurs, with such pro-rata portion calculated based upon the number of days that the Executive was employed during such calendar year divided by the total number of days in such calendar year, payable as a lump sum payment on the Company’s first ordinary payroll date commencing ninety (90) days following termination of employment, but no later than the 73rd day of the calendar year following the calendar year to which the bonus relates.

Section 4.4 Release Agreement. In order to receive any payments or benefits made or provided pursuant to Section 4.1 or Section 4.3 (other than the Accrued Obligations) (if eligible), the Executive (or, in the event of the Executive’s death, the beneficiary or estate, or in the event of the Executive’s Disability, the guardian) must timely execute (and not revoke) a separation agreement and general release (the “Release Agreement”) of claims in a customary form as is determined to be reasonably necessary by the Company in its good faith and reasonable discretion; provided that such Release Agreement shall not extend or expand the Executive’s non-competition and non-solicitation obligations under the Covenants Agreement (as defined in Section 5.1 below). If the Executive is eligible for the payments or benefits made or provided pursuant to Section 4.1 or Section 4.3, the Company will deliver the Release Agreement to the Executive (or his beneficiary, estate or guardian, as applicable), within seven (7) calendar days following the Termination Date. The payments or benefits made or provided pursuant to Section 4.1 (other than the Accrued Obligations) are subject to the Executive’s execution of such Release Agreement within 45 days of receipt of the Release Agreement and the non-revocation of such Release Agreement. The payments or benefits made or provided pursuant to Section 4.3 (other than the Accrued Obligations) are subject to the Executive’s (or his beneficiary’s, estate’s or guardian’s, as applicable) execution of such Release Agreement within 60 days of receipt of the Release Agreement and the non-revocation of such Release Agreement. Notwithstanding anything to the contrary in this Agreement, if any payments or benefits (other than the Accrued Obligations) are deferred compensation under Section 409A (as defined below) and the 45-day period or 60-day period to execute the Release Agreement (as applicable) begins in one calendar year and ends in a second calendar year, then such payments or benefits shall not commence until the second taxable year.

Section 4.5 Post-Termination Breach. Notwithstanding anything to the contrary contained in this Agreement, the Company’s obligations to provide the Severance Benefits will immediately cease if the Executive materially breaches any of the provisions of the Covenants Agreement (as defined in Section 5.1 below), the Release Agreement or any other agreement the Executive has with the Company, and does not cure such breach upon ten (10) business days prior written notice (unless such breach is not susceptible to cure, as determined in the reasonable discretion of the Board).

Section 4.6 Removal from any Boards and Position. If the Executive’s employment is terminated for any reason under this Agreement, unless otherwise requested by the Company, he shall be deemed (without further action, deed or notice) to resign (i) if a member, from the Board or board of directors (or similar governing body) of any Affiliate of the Company or any other board to which he has been appointed or nominated by or on behalf of the Company and (ii) from all other positions with the Company or any subsidiary or other Affiliate of the Company, including, but not limited to, as an officer of the Company and any of its subsidiaries or other Affiliates.

Section 4.7 Equity Vesting Acceleration. Upon the consummation of the first Performance Event following the date hereof or a Change in Control, the lesser of (a) 50% of the total number of shares subject to the CEO Option Grant or (b) the number of shares subject to the CEO Option Grant that are unvested at the time of such first Performance Event following the date hereof or Change in Control, shall vest and become immediately exercisable upon the consummation of such Performance Event or Change in Control. Upon the consummation of the first Performance Event following the date hereof or a Change in Control, the lesser of (a) 50% of the total number of shares subject to the January 2014 Grant or (b) the number of shares subject to the January 2014 Grant that are unvested at the time of such first Performance Event following the date hereof or Change in Control, shall vest and become immediately exercisable upon the consummation of such Performance Event or Change in Control. In addition, in the event that (i) within three (3) months prior to the first Performance Event following the date hereof or a Change in Control of the Company, the Company terminates the Executive’s employment hereunder without Cause (other than by reason of death or Disability); or (ii) within twelve (12) months following the first Performance Event following the date hereof or a Change in Control of the Company, the Company terminates the Executive’s employment hereunder without Cause (other than by reason of death or Disability) or the Executive resigns for Good Reason, all stock options and other awards that the Executive may have under the 2013 Plan (including the CEO Option Grant and the Prior Grants) or any successor equity compensation plan as may be in place from time to time shall vest and, in the case of stock options or like awards, become exercisable, to the extent not already vested and (if applicable) exercisable, on the Termination Date.

Section 4.8 Change in Control. As used in this Agreement, “Change in Control” means (x) a change in ownership of the Company under clause (i) below or (y) a change in the ownership of a substantial portion of the assets of the Company under clause (ii) below:

(i) Change in the Ownership of the Company. A change in the ownership of the Company shall occur on the date that any one person, or more than one person acting as a group (as defined in clause (iii) below), acquires ownership of capital stock of the Company that, together with capital stock held by such person or group, constitutes more than 50 percent of the total fair market value or total voting power of the capital stock of the Company. However, if any one person or more than one person acting as a group, is considered to own more than 50 percent of the total fair market value or total voting power of the capital stock of the Company, the acquisition of additional capital stock by the same person or persons shall not be considered to be a change in the ownership of the Company. An increase in the percentage of capital stock owned by any one person, or persons acting as a group, as a result of a transaction in which the Company acquires capital stock in the Company in exchange for property will be treated as an acquisition of stock for purposes of this paragraph.

(ii) Change in the Ownership of a Substantial Portion of the Company’s Assets. A change in the ownership of a substantial portion of the Company’s assets shall occur on the date that any one person, or more than one person acting as a group (as defined in clause (iii) below), acquires (or has acquired during the 12-month period ending on the date of the most recent acquisition by such person or persons) assets from the Company that have a total gross fair market value equal to or more than 80 percent of the total gross fair market value of all of the assets of the Company immediately prior to such acquisition or acquisitions. For this purpose, gross fair market value means the value of the assets of the Company, or the value of the assets being disposed of; determined without regard to any liabilities associated with such assets. There is no Change in Control under this clause (ii) when there is a transfer to an entity that is controlled by the shareholders of the Company immediately after the transfer, as provided below in this clause (ii). A transfer of assets by the Company is not treated as a change in the ownership of such assets if the assets are transferred to (a) a shareholder of the Company (immediately before the asset transfer) in exchange for or with respect to its capital stock, (b) an entity, 50 percent or more of the total value or voting power of which is owned, directly or indirectly, by the Company, (c) a person, or more than one person acting as a group, that owns, directly or indirectly, 50 percent or more of the total value or voting power of all the outstanding capital stock of the Company, or (d) an entity, at least 50 percent of the total value or voting power of which is owned, directly or indirectly, by a person described in clause (ii)(c) of this paragraph. For purposes of this clause (ii), a person’s status is determined immediately after the transfer of the assets.

(iii) Persons Acting as a Group. For purposes of clauses (i) and (ii) above, persons will not be considered to be acting as a group solely because they purchase or own capital stock or purchase assets of the Company at the same time However, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of assets or capital stock, or similar business transaction with the Company. if a person, including an entity, owns stock in both corporations that enter into a merger, consolidation, purchase or acquisition of assets or capital stock, or similar transaction, such shareholder is considered to be acting as a group with other shareholders in a corporation only with respect to the ownership in that corporation before the transaction giving rise to the change and not with respect to the ownership interest in the other corporation. For purposes of this paragraph, the term “corporation” shall have the meaning assigned such term under Treasury Regulation section 1.280G-I, Q&A-45.

(iv) Each of clauses (i) through (iii) above shall be construed and interpreted consistent with the requirements of Section 409A and any Treasury Regulations or other guidance issued thereunder.

ARTICLE 5

GENERAL PROVISIONS

Section 5.1 Company Proprietary Information, Inventions, and Noncompetition Agreement. The Executive acknowledges and confirms that the Proprietary Information, Inventions, and Noncompetition Agreement executed by the Executive in favor of the Company on December 5, 2013 (“Covenants Agreement”), attached hereto as Schedule A, the terms of which are incorporated herein by reference, remains in full force and effect and binding upon the Executive. The Covenants Agreement shall survive the termination of this Agreement and the Executive’s employment by the Company for the applicable period(s) set forth therein.

Section 5.2 Legal Fees. The Company hereby agrees to pay for the reasonable legal fees actually incurred by the Executive in connection with the review and negotiation of this Agreement by his independent legal counsel in an amount not to exceed $15,000.

Section 5.3 Entire Agreement. This Agreement, the Indemnification Agreement between the Executive and the Company dated December 3, 2014 (the “Indemnification Agreement”), the Covenants Agreement and the Prior Grant Agreements contain the entire agreement of the parties hereto with respect to the terms and conditions of the Executive’s employment during the Term and activities following termination of this Agreement and the Executive’s employment with the Company and supersede any and all prior agreements and understandings, whether written or oral, between the parties hereto with respect to the subject matter of this Agreement, the Indemnification Agreement, the Covenants Agreement or the Prior Grant Agreements (including, without limitation, the Prior Employment Agreement). Each party hereto acknowledges that no representations, inducements, promises or agreements, whether oral or in writing, have been made by any party, or on behalf of any party, which are not embodied herein, in the Indemnification Agreement, in the Covenants Agreement or in the Prior Grant Agreements. The Executive acknowledges and agrees that the Company has fully satisfied, and has no further obligations to the Executive arising under, or relating to, the Prior Employment Agreement or any other employment or consulting arrangement or understanding or otherwise. Notwithstanding anything to the contrary in this Section 5.3, the Executive shall continue to be entitled to the accrued and unpaid compensation and benefits under the Prior Employment Agreement. No agreement, promise or statement not contained in this Agreement, the Indemnification Agreement, the Covenants Agreement or the Prior Grant Agreements shall be valid and binding, unless agreed to in writing and signed by the parties sought to be bound thereby.

Section 5.4 No Other Contracts. The Executive represents and warrants to the Company that neither the execution and delivery of this Agreement by the Executive nor the performance by the Executive of the Executive’s obligations hereunder, shall constitute a default under or a breach of the terms of any other agreement, contract or other arrangement, whether written or oral, to which the Executive is a party or by which the Executive is bound, nor shall the execution and delivery of this Agreement by the Executive nor the performance by the Executive of his duties and obligations hereunder give rise to any claim or charge against either the Executive, the Company or any Affiliate, based upon any other contract or other arrangement, whether written or oral, to which the Executive is a party or by which the Executive is bound. The Executive further represents and warrants to the Company that he is not a party to or subject to any restrictive covenants, legal restrictions or other agreement, contract or arrangement, whether written or oral, in favor of any entity or person which would in any way preclude, inhibit, impair or limit the Executive’s ability to perform his obligations under this Agreement, including, but not limited to, non-competition agreements, non-solicitation agreements or confidentiality agreements. The Executive shall defend, indemnify and hold the Company harmless from and against all claims, actions, losses, liabilities, damages, costs and expenses (including reasonable attorney’s fees and amounts paid in settlement in good faith) arising from or relating to any breach of the representations and warranties made by the Executive in this Section 5.4.

Section 5.5 Notices. Any notice or other communication required or permitted hereunder shall be in writing and shall be delivered personally or sent by nationally recognized overnight courier service (with next business day delivery requested). Any such notice or communication shall be deemed given and effective, in the case of personal delivery, upon receipt by the other party, and in the case of a courier service, upon the next business day, after dispatch of the notice or communication. Any such notice or communication shall be addressed as follows:

If to the Company, to

Regado Biosciences, Inc.

106 Allen Road

Basking Ridge, NJ 07920

Attn: Board of Directors

With a copy to:

Cooley LLP

500 Boylston Street

Boston, Massachusetts 02116

Attn: Marc Recht, Esq.

If to the Executive, to

Michael A. Metzger

41 North Way

Chappaqua, NY 10514

With a copy to:

Kramer Levin Naftalis & Frankel LLP

1177 Avenue of the Americas

New York, New York 10036

Attn: Paul M. Ritter, Esq.

Any person named above may designate another address by giving notice in accordance with this Section to the other persons named above.

Section 5.6 Governing Law; Jurisdiction. This Agreement shall be governed by, and construed in accordance with, the laws of the State of New Jersey, without regard to principles of conflicts of law. Any and all actions arising out of this Agreement or Employee’s employment by Company or termination therefrom shall be brought and heard in the state and federal courts of the State of New Jersey and the parties hereto hereby irrevocably submit to the exclusive jurisdiction of any such courts. THE COMPANY AND THE EXECUTIVE HEREBY WAIVE THEIR RESPECTIVE RIGHT TO TRIAL BY JURY IN ANY ACTION CONCERNING THIS AGREEMENT OR ANY AND ALL MATTERS ARISING DIRECTLY OR INDIRECTLY HEREFROM AND REPRESENT THAT THEY HAVE CONSULTED WITH COUNSEL OF THEIR CHOICE OR HAVE CHOSEN VOLUNTARILY NOT TO DO SO SPECIFICALLY WITH RESPECT TO THIS WAIVER.

Section 5.7 Waiver. Either party hereto may waive compliance by the other party with any provision of this Agreement. The failure of a party to insist on strict adherence to any term of this Agreement on any occasion shall not be considered a waiver or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. No waiver of any provision shall be construed as a waiver of any other provision. Any waiver must be in writing.

Section 5.8 Severability. If any one or more of the terms, provisions, covenants and restrictions of this Agreement shall be determined by a court of competent jurisdiction to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated and the parties will attempt to agree upon a valid and enforceable provision which shall be a reasonable substitute for such invalid and unenforceable provision in light of the tenor of this Agreement, and, upon so agreeing, shall incorporate such substitute provision in this Agreement. In addition, if any one or more of the provisions contained in this Agreement shall for any reason be determined by a court of competent jurisdiction to be excessively broad as to duration, geographical scope, activity or subject, it shall be construed, by limiting or reducing it, so as to be enforceable to the extent compatible with then applicable law.

Section 5.9 Counterparts. This Agreement may be executed in any number of counterparts and each such duplicate counterpart shall constitute an original, any one of which may be introduced in evidence or used for any other purpose without the production of its duplicate counterpart. Moreover, notwithstanding that any of the parties did not execute the same counterpart, each counterpart shall be deemed for all purposes to be an original, and all such counterparts shall constitute one and the same instrument, binding on all of the parties hereto.

Section 5.10 Advice of Counsel. Both parties hereto acknowledge that they have had the opportunity to seek and obtain the advice of counsel before entering into this Agreement and have done so to the extent desired, and have fully read the Agreement and understand the meaning and import of all the terms hereof.

Section 5.11 Assignment. This Agreement shall inure to the benefit of the Company and its successors and assigns (including without limitation, the purchaser of all or substantially all of the Company’s assets) and shall be binding upon the Company and its successors and assigns. This Agreement is personal to the Executive, and the Executive shall not assign or delegate his rights or duties under this Agreement, and any such assignment or delegation shall be null and void. The Company will require any assign of the Company to assume the Company’s obligations under this Agreement in writing, and any failure to do so shall constitute a material breach of this Agreement. In the event that the Company assigns this Agreement to an entity other than the purchaser of all or substantially all of the Company’s assets, the Company will remain secondarily liable for the Company’s obligations under this Agreement.

Section 5.12 Agreement to Take Actions. Each party to this Agreement shall execute and deliver such documents, certificates, agreements and other instruments, and shall take all other actions, as may be reasonably necessary or desirable in order to perform his or its obligations under this Agreement.

Section 5.13 No Attachment. Except as required by law, no right to receive payments under this Agreement shall be subject to anticipation, commutation, alienation, sale, assignment, encumbrance, charge, pledge, or hypothecation or to execution, attachment, levy or similar process or assignment by operation of law, and any attempt, voluntary or involuntary, to effect any such action shall be null, void and of no effect; provided, however, that nothing in this Section 5.13 shall preclude the assumption of such rights by executors, administrators or other legal representatives of the Executive or the Executive’s estate and their assigning any rights hereunder to the person or persons entitled thereto.

Section 5.14 Source of Payment. Except as otherwise provided under the terms of any applicable employee benefit plan, all payments provided for under this Agreement shall be paid in cash from the general funds of Company. The Company shall not be required to establish a special or separate fund or other segregation of assets to assure such payments, and, if the Company shall make any investments to aid it in meeting its obligations hereunder, the Executive shall have no right, title or interest whatever in or to any such investments except as may otherwise be expressly provided in a separate written instrument relating to such investments. Nothing contained in this Agreement, and no action taken pursuant to its provisions, shall create or be construed to create a trust of any kind, or a fiduciary relationship, between Company and the Executive or any other person. To the extent that any person acquires a right to receive payments from Company hereunder, such right, without prejudice to rights which employees may have, shall be no greater than the right of an unsecured creditor of Company. The Executive shall not look to the owners of the Company for the satisfaction of any obligations of the Company under this Agreement.

Section 5.15 Tax Withholding. The Company or other payor is authorized to withhold from any benefit provided or payment due hereunder, the amount of withholding taxes due any federal, state or local authority in respect of such benefit or payment and to take such other action as may be necessary in the opinion of the Board to satisfy all obligations for the payment of such withholding taxes. The Executive will be solely responsible for all taxes assessed against him with respect to the compensation and benefits described in this Agreement, other than typical employer-paid taxes such as FICA, and the Company makes no representations as to the tax treatment of such compensation and benefits.

Section 5.16 Mitigation of Damages. In no event shall the Executive be obliged to seek other employment or take any other action by way of mitigation of the severance benefits payable to the Executive pursuant to Section 4.1 or Section 4.3 of the Agreement, nor shall the amount of any such severance benefits be reduced by any compensation earned by the Executive in connection with the Executive’s employment by another employer.

Section 5.17 409A Compliance. All payments under this Agreement are intended to comply with or be exempt from the requirements of Section 409A of the Code and regulations promulgated thereunder (“Section 409A”). As used in this Agreement, the “Code” means the Internal Revenue Code of 1986, as amended. To the extent permitted under applicable regulations and/or other guidance of general applicability issued pursuant to Section 409A, the Company reserves the right to modify this Agreement to conform with any or all relevant provisions regarding compensation and/or benefits so that such compensation and benefits are exempt from the provisions of 409A and/or otherwise comply with such provisions so as to avoid the tax consequences set forth in Section 409A and to assure that no payment or benefit shall be subject to an “additional tax” under Section 409A. To the extent that any provision in this Agreement is ambiguous as to its exemption from or compliance with Section 409A, or to the extent any provision in this Agreement must be modified to be exempt from or to comply with Section 409A, such provision shall be read in such a manner so that no payment due to the Executive shall be subject to an “additional tax” within the meaning of Section 409A(a)(1)(B) of the Code. If necessary to comply with the restriction in Section 409A(a)(2)(B) of the Code concerning payments to “specified employees,” any payment on account of the Executive’s separation from service that would otherwise be due hereunder within six (6) months after such separation shall be delayed until the first business day of the seventh month following the Termination Date and the first such payment shall include the cumulative amount of any payments (without interest) that would have been paid prior to such date if not for such restriction. Each payment in a series of payments hereunder shall be deemed to be a separate payment for purposes of Section 409A. In no event may the Executive, directly or indirectly, designate the calendar year of payment. All reimbursements provided under this Agreement shall be made or provided in accordance with the requirements of Section 409A, including, where applicable, the requirement that (i) any reimbursement is for expenses incurred during the Executive’s lifetime (or during a shorter period of time specified in this Agreement), (ii) the amount of expenses eligible for reimbursement during a calendar year may not affect the expenses eligible for reimbursement in any other calendar year, (iii) the reimbursement of an eligible expense will be made on or before the last day of the calendar year following the year in which the expense is incurred, and (iv) the right to reimbursement is not subject to liquidation or exchange for another benefit. Notwithstanding anything contained herein to the contrary, the Executive shall not be considered to have terminated employment with the Company for purposes of Section 4.1 or 4.3 unless the Executive would be considered to have incurred a “separation from service” from the Company within the meaning of Treasury Regulation §1.409A-1(h)(1)(ii). In no event whatsoever shall the Company be liable for any additional tax, interest or penalty that may be imposed on the Executive by Section 409A or damages for failing to comply with Section 409A.

Section 5.18 280G Modified Cutback.

(a) If any payment, benefit or distribution of any type to or for the benefit of the Executive, whether paid or payable, provided or to be provided, or distributed or distributable pursuant to the terms of this Agreement or otherwise (collectively, the “Parachute Payments”) would (i) constitute a “parachute payment” within the meaning of Section 280G of the Code, and (ii) subject the Executive to the excise tax imposed under Section 4999 of the Code (the “Excise Tax”), the Parachute Payments shall be reduced so that the maximum amount of the Parachute Payments (after reduction) shall be one dollar ($1.00) less than the amount which would cause the Parachute Payments to be subject to the Excise Tax; provided that the Parachute Payments shall only be reduced to the extent the after-tax value of amounts received by the Executive after application of the above reduction would exceed the after-tax value of the amounts received without application of such reduction. For this purpose, the after-tax value of an amount shall be determined taking into account all federal, state, and local income, employment and excise taxes applicable to such amount. Unless the Executive shall have given prior written notice to the Company to effectuate a reduction in the Parachute Payments if such a reduction is required, which notice shall be consistent with the requirements of Section 409A to avoid the imputation of any tax, penalty or interest thereunder, then the Company shall reduce or eliminate the Parachute Payments by first reducing or eliminating any cash payments (with the payments to be made furthest in the future being reduced first), then by reducing or eliminating accelerated vesting of stock options or similar awards, and then by reducing or eliminating any other remaining Parachute Payments; provided, that no such reduction or elimination shall apply to any non-qualified deferred compensation amounts (within the meaning of Section 409A) to the extent such reduction or elimination would accelerate or defer the timing of such payment in manner that does not comply with Section 409A.

(b) An initial determination as to whether (x) any of the Parachute Payments received by the Executive in connection with the occurrence of a change in the ownership or control of the Company or in the ownership of a substantial portion of the assets of the Company shall be subject to the Excise Tax, and (y) the amount of any reduction, if any, that may be required pursuant to the previous paragraph, shall be made by an independent accounting firm selected by the Company (the “Accounting Firm”) prior to the consummation of such change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company. The Company will bear all expenses with respect to the determinations by such Accounting Firm required to be made hereunder. The Executive shall be furnished with notice of all determinations made as to the Excise Tax payable with respect to the Executive’s Parachute Payments, together with the related calculations of the Accounting Firm, promptly after such determinations and calculations have been received by the Company.

(c) For purposes of this Section 5.18, (1) no portion of the Parachute Payments the receipt or enjoyment of which the Executive shall have effectively waived in writing prior to the date of payment of the Parachute Payments shall be taken into account; (ii) no portion of the Parachute Payments shall be taken into account which in the opinion of the Accounting Firm does not constitute a “parachute payment” within the meaning of Section 280G(b)(2) of the Code; (iii) the Parachute Payments shall be reduced only to the extent necessary so that the Parachute Payments (other than those referred to in the immediately preceding clause (i) or (ii)) in their entirety constitute reasonable compensation for services actually rendered within the meaning of Section 280G(b)(4) of the Code or are otherwise not subject to disallowance as deductions, in the opinion of the Accounting Firm; and (iv) the value of any non-cash benefit or any deferred payment or benefit included in the Parachute Payments shall be determined by the Accounting Firm based on Sections 280G and 4999 of the Code and the regulations for applying those sections of the Code, or on substantial authority within the meaning of Section 6662 of the Code.

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

COMPANY

Regado Biosciences, Inc.

By:	/s/ Dennis Podlesak
Name:	Dennis Podlesak
Title:	Chairman of the Board

EXECUTIVE

/s/ Michael A. Metzger
Michael A. Metzger

SCHEDULE A

Proprietary Information, Inventions, and Noncompetition Agreement